UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

February 16, 2006

No Act

Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, CA 90071-3144

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2006

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2005

Dear Mr. Ko:

This is in response to your letter dated December 21, 2005 concerning the shareholder proposal submitted to Occidental by Robert D. Morse. We also have received a letter from the proponent dated December 30, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-1717

1023422

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December 21, 2005

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Occidental Petroleum Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have enclosed the stockholder proposal (the "Proposal") submitted by Mr. Robert D. Morse (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2006 annual meeting of stockholders (the "2006 Annual Meeting").

For the reasons set forth below, the Company intends to omit the Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that it will not recommend enforcement action to the Commission if the Proposal is so omitted. If the Staff does not agree that the Proposal is excludable in its entirety based upon the arguments set forth in this letter, the Company requests that the Staff concur with the Company's exclusion of the portion of the Proponent's supporting statement set forth below on the basis that it is unrelated to the subject matter of the Proposal.

We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of this letter and the Proposal (Exhibit A). In accordance with Rule 14a-8(j), a copy of this submission is being sent concurrently to the Proponent to inform him of the Company's intent to omit the Proposal from its Proxy Materials.

Discussion

The Company believes that the Proposal may be properly omitted from its Proxy Materials under Rule 14a-8(i)(2) because the Proposal would, if implemented, result in a breach under state law of the Company's existing agreements. If the Proposal is not properly excludable in its entirety for the foregoing reason, the Company believes that the Proposal or, at a minimum, a substantial portion of the Proponent's supporting statement, may be properly omitted from its Proxy Materials under Rule 14a-8(i)(3) because it is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

A. The Company may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would result in a breach under state law of the Company's existing agreements.

Under Rule 14a-8(i)(2), a company may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Given that contracts are a matter of state law, the Staff has noted that "[p]roposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2) . . . because implementing the proposal would require the company to violate applicable law . . . ." *See* Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has concurred on numerous occasions that stockholder proposals that would cause a company to breach outstanding agreements, such as employment contracts or option agreements, could be excluded from the company's proxy materials pursuant to Rule 14a-8(i)(2). For example, in *The Gillette Company* (Mar. 10, 2003), the Staff agreed that the adoption by stockholders of a proposal requiring that all future stock option grants to senior executives be performance-based could have caused the company to breach an existing employment agreement governing a grant of such options and was to that extent eligible for omission pursuant to Rules 14a-8(i)(2) and 14a-8(i)(6). Similarly, in *Sensar Corporation* (May 14, 2001), the Staff allowed a company to exclude a proposal requiring the rescission of a previous grant of options on the basis of Rules 14a-8(i)(2) and 14a-8(i)(6), since it arguably would have triggered a breach of "existing contractual obligations" memorialized in the related option agreements. *See also International Business Machines Corp.* (Feb. 27, 2000) (permitting exclusion of proposal that would cause the company to violate the chief executive's employment contract); *OGE Energy Corp.* (Mar. 4, 1999) (permitting exclusion of proposal that would cause the company to breach employment agreements with executive officers); *General Electric Co.* (Jan. 28, 1997) (same); and *Safety 1st* (Feb. 2, 1998) (proposal requiring repricing of options would violate bilaterally executed option agreements under state law).

The Proposal may be excluded because implementation of the Proposal would result in the Company breaching employment agreements that it has entered into with (i) Dr. Ray R. Irani, the Company's Chairman and Chief Executive Officer (the "Irani Employment Agreement"), (ii) Mr. Stephen I. Chazen, the Company's Senior Executive Vice President and Chief Financial Officer (the "Chazen Employment Agreement"), and (iii) Mr. Donald P. de Brier, the Company's Executive Vice President, General Counsel and Secretary (the "de Brier Employment Agreement" and, together with the Irani Employment Agreement and the Chazen Employment Agreement, the "Employment Agreements"). The Irani Employment Agreement, the Chazen Employment Agreement and the de Brier Employment Agreement are attached hereto as Exhibit B, Exhibit C and Exhibit D, respectively. The Company has reached this conclusion based, in part, on our legal opinion (the "SASM&F Opinion"), a copy of which is attached hereto as Exhibit E.

The Proposal requires that the Directors "**eliminate** all remuneration for any one of Management in an amount above $500,000.00 per year" (emphasis added). The Irani Employment Agreement provides, in pertinent part, for "an annual salary at the minimum rate of $1,300,000 . . ."[1] The Chazen Employment Agreement provides, in pertinent part, for compensation to be "at a rate of not less than seven hundred twenty thousand dollars ($720,000) per annum . . ."[2] The de Brier Employment Agreement provides, in pertinent part, for compensation to be "at a rate of not less than five hundred fifty-one thousand dollars ($551,000) per annum . . ."[3] None of the Employment Agreements allows the Company to amend unilaterally the terms of such agreement (including provisions concerning annual salary). Finally, each of the Employment Agreements, by its terms, is governed by California law.

Accordingly, as each of the Employment Agreements provides for compensation in excess of $500,000, in order to implement the Proposal, the Company's Board of Directors would be required either to amend each of the Employment Agreements to provide for remuneration of less than the specified amount or to have the Company cease complying with its obligation to pay compensation in excess of $500,000 under the Employment Agreements. However, as the Company may not unilaterally amend the Employment Agreements, such amendments (in the absence of consent from the applicable counterparty, which consent has not been given) would result in a breach of the Employment Agreements under California law. Similarly, the Company's failure to perform its duties under the Employment Agreements would constitute an actionable breach under California law.

Under California law, to the extent that there exists a binding agreement between the parties, California courts have held that an employer cannot unilaterally modify that agreement. *See, e.g., Ferguson v Countrywide Credit Industries*, 298 F.3d 778 (9th Cir. 2002) (the court found that an employer cannot unilaterally modify an arbitration agreement which, by its terms, was modifiable only by an agreement in writing signed by the parties); *Martinez v. Master Protection Corporation*, 118 Cal. App. 4th 107 (2004) (the court held that, where the agreement requires the consent of both parties for a modification, the employer could not unilaterally modify the agreement); *Mercuro v. Superior Court,* 96 Cal. App. 4th 167 (2002) (same); *Stirlen v Supercuts, Inc.*, 51 Cal. App. 4th 1519 (1997) (same); and *Shaw v. Regents of the University of California*, 67 Cal. Rptr. 2d 850 (1997) (the court held that the University could not unilaterally amend its personnel policy with respect to the employee, as it formed a part of the employee's employment agreement).

In addition, it is well-settled under California law that the nonperformance of an obligation under a contract is a breach and monetary damages may be awarded. "The *wrongful*, i.e., the unjustified or unexcused, failure to perform a contract is a *breach*." 1 B.E. Witkin *Summary of California Law*: Contracts § 847; *see, e.g., Linden Partners v. Wilshire Linden Assoc.*, 62 Cal App. 4th 508 (1998) (the court stated that "[a]ny nonperformance of a duty under a contract when performance is due is a breach"); and *Erich v. Granoff*, 109 Cal. App. 3d 920 (1980) (the court noted that "[t]he unjustified failure of an obligor to perform a contract constitutes a breach of that contract"). Further, Section 3300 of the California Civil Code codifies

---

[1] See Irani Employment Agreement § 4.
[2] See Chazen Employment Agreement § 3.
[3] See de Brier Employment Agreement § 3.

the principle that a non-breaching party would be entitled to receive damages for the breach of a contractual obligation by the other party. Section 3300 provides, in part, that "[f]or the breach of an obligation arising from contract, the measure of damages, except where otherwise expressly provided by this Code, is the amount which will compensate the party aggrieved for all the detriment proximately caused thereby, or which, in the ordinary course of things, would be likely to result therefrom."

In sum, the Company believes that the Proposal may be omitted pursuant to Rule 14a-8(i)(2) because, as discussed above, the implementation of the Proposal would result in the Company breaching the Employment Agreements.

B. The Company may omit the Proposal, or at a minimum, a substantial portion of the supporting statement, as the case may be, pursuant to Rule 14a-8(i)(3) because (1) the Proposal is inherently vague and indefinite and (2) a substantial portion of the Proponent's supporting statement is irrelevant to a consideration of the subject matter of the Proposal.

Under Rule 14a-8(i)(3), a company may omit a proposal from its proxy statement when "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

1. The Proposal is inherently vague and indefinite.

The Staff has noted that a proposal may be omitted if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" and that such omission "may be appropriate where the proposal and the supporting statement, when read together, have the same result." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has concurred on several occasions that a stockholder proposal may be omitted in whole or in part to the extent that the proposal is inherently vague and indefinite. For example, in *Eastman Kodak Company* (Mar. 3, 2003), a stockholder proposal requested that the "Top Salary," which included bonus, perks and stock options, be capped at $1 million. The company argued that the proposal did not, among other things, provide guidance on how it should be implemented by failing to define "critical terms," such as perks and how options were to be valued. The Staff concurred with the company's view to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite. *See also General Electric Company* (Feb. 5, 2003) (excluding a proposal requesting that the company's board of directors seek stockholder approval for compensation of senior executives and board members where the company argued that "critical terms" in the proposal, as well as other aspects of the proposal, were not sufficiently defined); *Safescript Pharmacies, Inc.* (Feb. 27, 2004) (excluding a proposal that requested expensing options in accordance with FASB guidelines but failed to specify which FASB statements, or which alternative accounting principles in such statements, were to be implemented); and *Smithfield Foods, Inc.* (July 18, 2003) (omitting a proposal in its entirety because it failed to describe completely the published guidelines that would be applied in implementing the proposal).

The Proposal requires that "the Directors eliminate all remuneration for any one of Management." The term Management is capitalized but undefined, thus making it unclear to whom among the Company's personnel the Proposal would apply (if implemented). Similar to the uncertainty in valuing stock options in *Eastman Kodak Company* (Mar. 3, 2003), it is unclear from the Proposal if "all remuneration" would include the receipt of stock options or restricted stock awards or benefits such as deferred compensation, retirement plans, life insurance and family medical insurance (nor, if to be included, the methodology for valuation of any of the foregoing). Further, the Proposal requires that the $500,000 cap on compensation exclude "minor perks and necessary insurance" without providing any standard or benchmark for measuring such minor perks and insurance.

These ambiguities render the Proposal so inherently vague and indefinite that neither the stockholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures are required by the Proposal.

For the foregoing reasons, the Company believes the Proposal may be excluded under Rule 14a-8(i)(3).

2. A substantial portion of the supporting statement is irrelevant to a consideration of the subject matter of the Proposal's resolution.

The Staff has noted that a proponent's supporting statement may be excluded under Rule 14a-8(i)(3) if "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has concurred on numerous occasions that the supporting statement in a stockholder proposal may be excluded in whole or in part to the extent that the supporting statement is irrelevant to the subject matter of the proposal. *See Sara Lee Corporation* (Mar. 11, 2004) (excluding entire supporting statement as unrelated to proposal on charitable contributions); *Albertsons, Inc.* (Mar. 1, 2004) (requiring the deletion of a discussion regarding farmed salmon and shrimp in proposal relating to annual elections for directors); *Dominion Resources, Inc.* (Jan. 24, 2002) (instructing proponent to delete discussion of the relocation of the company's headquarters in supporting statement for a proposal relating to poison pills); *Burlington Northern Sante Fe Corporation* (Jan. 31, 2001) (permitting exclusion of statements regarding hazardous waste and environmental matters from a proposal on stockholder rights plans); *R.J. Reynolds Tobacco Holdings, Inc.* (Jan. 23, 2001) (permitting the exclusion of statements unrelated to the proposal to compensate directors solely in stock).

If the Staff does not agree that the Proposal is excludable in its entirety based upon the arguments set forth in this letter, the Company asks that, at a minimum, the Staff concur with the Company's exclusion of the portion of the Proponent's supporting statement set forth below on the basis that it is unrelated to the subject matter of the Proposal and irrelevant because it does not address compensation and severance, which are the subjects of the Proposal; instead, the statements below concern voting standards for the election of directors.

"EXPLANATION

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that stockholders look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation. The Coca Cola Company eliminated *"SAR's,* severance packages, and options awards as far back as 1998, The above actions are commendable."[4]

Although the subject matter of the Proposal's resolution is compensation and severance for the Company's management personnel, the aforementioned portion of the supporting statement deals with the distinct topics of plurality voting rules and the right of dissent in the election of directors. A stockholder who is persuaded by the supporting statement might vote in favor of the Proposal based on the mistaken belief that the Proposal relates to membership on the Board of Directors. Further, the divergence of the supporting statement from the subject matter of the Proposal's resolution would likely cause a reasonable investor to be uncertain as to the matter on which he or she is being asked to vote.

Accordingly, because the aforementioned portion of the Proponent's supporting statement is irrelevant to a consideration of subject matter of the Proposal and, thus, contrary to the Commission's proxy rules, such portion of the supporting statement may be excluded under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's proxy materials for its 2006 Annual Meeting of Stockholders. If the Staff does not agree that the Proposal is excludable in its entirety based upon the arguments set forth in this letter, the Company asks that the Staff concur with the Company's view to exclude the portion of the Proponent's supporting statement set forth above on the basis that it is unrelated to the subject matter of the Proposal.

---

[4] See supporting statement in the Proposal, attached hereto as Exhibit A.

The Company expects to file its definitive Proxy Materials on or about March 15, 2006. Accordingly, we would appreciate receiving your response no later than March 3, 2006. In the event that the Staff is not inclined to respond favorably to this request, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response. In such case, please contact the undersigned at (213) 687-5527 or, in his absence, Jeffrey H. Cohen at (213) 687-5288.

Very truly yours,

Jonathan Ko /REK/

Jonathan Ko

Enclosures

cc: Linda Peterson – Occidental Petroleum Corporation
Jeffrey H. Cohen – Skadden, Arps, Slate, Meagher & Flom LLP
Robert D. Morse (w/Encls.)

Exhibit A

Proposal

Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717
Ph: 856 235 1711
August 15, 2005

RECEIVED
AUG 2 2 2005
BY:

Occidental Petroleum Company
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Occidental Petroleum Company stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It.This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

----End of Proposal----

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely,
Robert D. Morse.
Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation.

PUBLISHED POET

So !, now you've become an accomplished Poet ?
You just put up about fifty bucks to show it ?
The book received, beautifully bound;
Perhaps your included poem is most profound.
There is one angle that tickles me,
As you will very shortly see:
Since phones and addresses are deleted,
Your publishing efforts are defeated.
No royalties will ever be forthcoming;
You partook, found it heart-warming.
I submit: An offer made, you swallowed it:
I admit: You are a published Poet !
Yet, you and the printers are only ones who know it !

Robert Dennis Morse
6-10-05– 3:15PM—12 min.

"IF YOU WANT TO MAKE A CALL"

This message arrives in a haughty voice,
We then must hang up, there is no choice.
When we happen to punch a wrong number,
It is our fault, that we did blunder.
However, we need not be treated as a child,
And receive reproof that is more mild:
"Honey, you just dialed a non-right station,
Would you please try again, it's no humiliation".

8-11-05 –12:10AM—5min.
Robert Dennis Morse

TWILIGHT

There is a time, just before night,
When the sky is filled with colors to delight.
The observant person may want to know
What happens to make the sky aglow.
Well the answer is simply this:
You are looking at a scene of bliss.
The sun's mission is over for the day,
And he is just smiling as he slinks away.

Robert Dennis Morse

PILL AWRY ? OR PILLORY ? These rhymes are for stress relief.
Not part of the presentation.

There are various shapes given to pills,
Most are intended to cure our ills.
Some are elongated, tiny, or round,
To be identified, not to confound.
The substances are derived from plants and soil,
I could even guess they come from oil.
My Partner consumes eight or ten a day,
As a continuation of life, in a way.
But, also developed a bit of misery,
Did she then, place herself in a pillory ?
Now that I critique them with mild flack,
Should we take one for: "Oh!, my aching back" ?

1-24-05 8:20AM 5 to 6 min.

PILLS GRIM

When pills are swallowed, it's a one way street,
They never know what they might meet.
So, when a person swallows six or eight,
Do they line up, according to weight ?
Just how do they know which way to go ?
Doesn't matter, just as the Pilgrims go:
Any direction, to get a new life;
And possibly arrive safely, without any strife.

10:20AM—2-14-05-3 min.

ODE TO MARY MORSE
[A new one-a-month $80.00 @ calcium pill]
"PILLS BURY"

This is a new word, perhaps to confound,
But may explain a new pill, just coming around.
The thought being to disperse over thirty days;
As to how this can happen, I'll show how it stays:
"You other pills, may go on ahead—
"I'll just be laying out my spread,
After which, I will go to bed".
"Pills bury themselves in tissue, you know,
And that helps to control their flow".
"With my being on the high cost side,
To make you well, I must abide,
So, as the other pills pass on through,
I'll be taking a nap, then there's work to do !"

5-28-05—5—10PM—12 Min. Robert Dennis Morse

Exhibit B

Irani Employment Agreement

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT is entered into as of the 10th day of February, 2005, by and between OCCIDENTAL PETROLEUM CORPORATION, a Delaware Corporation ("COMPANY"), and DR. RAY R. IRANI ("EMPLOYEE").

W I T N E S S E T H:

WHEREAS, EMPLOYEE, since June 16, 1983, has served as an officer of COMPANY, most recently as COMPANY's Chairman and Chief Executive Officer pursuant to an agreement between EMPLOYEE and COMPANY dated November 17, 2000 (the "Prior Agreement") ; and

WHEREAS, COMPANY desires to obtain the benefit of continued services by EMPLOYEE as Chairman and Chief Executive Officer, and EMPLOYEE desires to continue to render services to COMPANY; and

WHEREAS, the Board of Directors of COMPANY (the "Board") has determined that it is in COMPANY's best interest and that of its stockholders to recognize the substantial contribution that EMPLOYEE has made and is expected to continue to make to COMPANY's business and to retain his services in the future; and

WHEREAS, COMPANY and EMPLOYEE desire to set forth in this Agreement the terms and conditions of EMPLOYEE's continued employment with COMPANY which Agreement represents and constitutes an amendment and restatement of the Prior Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties hereto agree as follows:

1. Term. This Agreement shall extend for a period of time (the "Term") which commenced on the date of the Prior Agreement, November 30, 2000 (the "Effective Date") and shall expire on the earlier of the date of COMPANY's 2010 stockholder meeting or May 30, 2010, unless earlier terminated in accordance with the provisions hereof. COMPANY shall employ EMPLOYEE, and EMPLOYEE shall serve COMPANY, in accordance with the provisions hereof, throughout the Term, unless such employment is earlier terminated in accordance with the provisions hereof.

2. Specific Position; Duties and Responsibilities. Subject to the provisions of this Agreement, COMPANY shall employ EMPLOYEE as Chairman and Chief Executive Officer, and EMPLOYEE shall serve COMPANY as Chairman and Chief Executive Officer and as a member of the Board. EMPLOYEE's principal business: address shall during such period be at COMPANY's executive offices in Southern California or with EMPLOYEE's consent in such other place as such offices are relocated. EMPLOYEE's duties hereunder shall be the usual and customary duties of the offices in which he shall serve. EMPLOYEE shall have such executive power and authority as shall reasonably be required to enable him to discharge his duties in the offices which he may hold.

3. Services and Exclusivity of Services. During the Term, EMPLOYEE, except as otherwise expressly provided in this Section 3, shall devote his full business time and energy to the business affairs and interests of COMPANY and its subsidiaries, and shall use his best efforts and abilities to promote COMPANY's and its subsidiaries' interests.

EMPLOYEE may serve as a director or in any other capacity of any business enterprise, including an enterprise whose activities may involve or relate to the business of COMPANY, provided that such service is expressly approved by the Board. EMPLOYEE may make and manage personal business investments of his choice and serve in any capacity with any civic, educational or charitable organization, or any governmental entity or trade association, without seeking or obtaining approval by the Board, provided such activities and services do not materially interfere or conflict with the performance of his duties hereunder.

4. Salary. COMPANY shall pay EMPLOYEE an annual salary at the minimum rate of $1,300,000, which shall be payable in semimonthly installments in conformity with COMPANY's policy relating to salaried employees. EMPLOYEE's salary shall be subject to annual increase (and, as part of across the board reductions for other officers of COMPANY, decrease) at the reasonable discretion of the Board and its Executive Compensation and Human Resources Committee ("Compensation Committee"). Salary increases may be paid, at the discretion of the Compensation Committee, in cash or common stock of the Company, or a combination thereof.

5. Bonus. EMPLOYEE shall be entitled to an annual cash bonus in an amount to be determined at the reasonable discretion of the Board and its Compensation Committee. Bonus awards may be paid, at the discretion of the Compensation Committee, in cash or common stock of the Company, or a combination thereof.

6. Deferred Compensation. In the event, and to the extent, that EMPLOYEE has in the past, or may in the future, elect to participate in any Company-sponsored deferred compensation plan, it is intended that any election to defer compensation shall not be taken into account in the calculation of those of EMPLOYEE's rights and benefits under this Agreement that are based upon EMPLOYEE's salary or bonus or the sum thereof, and, to the extent such deferred amounts are taken into account, Employee shall be appropriately compensated.

7. Employee Benefits. EMPLOYEE shall be entitled during his employment hereunder, to all rights and benefits for which he is otherwise eligible under any group life insurance, medical and dental care (including coverage for EMPLOYEE's spouse and children), disability, retirement, personal savings account, deferred compensation and other plans or benefits which COMPANY or its subsidiaries may provide for employees and other senior executives (collectively, "Employee Benefits").

If EMPLOYEE's employment is terminated hereunder, pursuant to Section 11(b), 11(c), or 11(d) hereof, and EMPLOYEE is entitled to but is no longer eligible for Employee Benefits because of such termination, EMPLOYEE shall be entitled to and COMPANY shall provide, to the extent provided in this Agreement, benefits substantially equivalent to the Employee Benefits to which EMPLOYEE was entitled immediately prior to such termination and shall do so for the period during which he remains entitled to receive such Employee Benefits as provided in this Agreement. With respect to the continuation of such benefits, EMPLOYEE shall also be paid by COMPANY an amount which, after taxes on such amount, shall reimburse EMPLOYEE for any additional tax liabilities incurred by EMPLOYEE by reason of the receipt of such benefits after the termination of, rather than during the Term of, this Agreement, upon the assumption that the amount to which EMPLOYEE shall be so entitled shall be subject to the maximum combined Federal and state tax rate applicable to individuals in respect of such payments.

8. Supplemental Benefits.

(a) Retirement. COMPANY shall allow EMPLOYEE to be an eligible participant in COMPANY's qualified and nonqualified retirement and deferred compensation plans applicable to employees of COMPANY as of the Effective Date.

(b) Life Insurance. During the Term and thereafter until the death of EMPLOYEE, COMPANY shall provide EMPLOYEE with life insurance which, when added to the coverage provided as part of his Employee Benefits, shall provide coverage at a minimum level equal to three (3) times his highest career annual salary at any time during his employment by COMPANY. To the extent that assignability for estate planning purposes is not already provided for in the underlying plans which relate to the foregoing coverages, all life insurance is to be assignable at the option of EMPLOYEE.

(c) Post-Retirement Benefits.

(i) During any period following EMPLOYEE's retirement or termination from employment with COMPANY, EMPLOYEE shall be entitled to medical and dental benefits of a kind and to an extent no less favorable than the medical and dental benefits provided by COMPANY to EMPLOYEE prior to his retirement or termination.

(ii) During any period following EMPLOYEE's retirement or termination from employment with COMPANY, EMPLOYEE shall be entitled to continue to receive existing perquisites, including without limitation personal tax, accounting and financial planning services currently provided to EMPLOYEE at COMPANY's expense.

(iii) Upon retirement, notwithstanding any contrary provision of the applicable grants, all of EMPLOYEE's unvested stock options will become fully vested immediately and exercisable. In addition, all of EMPLOYEE's unvested restricted stock will become fully vested immediately and all of EMPLOYEE's unvested performance stock will become fully vested immediately and payable in accordance with the applicable awards as if EMPLOYEE continued to be employed by COMPANY.

(d) Spousal Benefits. EMPLOYEE's surviving spouse shall also be entitled to continuation of medical benefits included within the Employee Benefits for the remainder of her life.

(e) Legal Fees. COMPANY shall provide to or for EMPLOYEE all legal fees for services and costs excepting only for matters of a purely personal nature. COMPANY's obligation pursuant to this Section 8(e) shall survive the Term.

9. Perquisites and Vacation. During his employment hereunder, EMPLOYEE shall continue to be entitled to the minimum perquisites to which he was entitled in accordance with the practice immediately prior to the Effective Date.

EMPLOYEE shall continue to be entitled to six (6) weeks paid vacation during each calendar year of employment, prorated for any period which is less than one (1) calendar year. Vacation time shall accrue during each calendar year, and, upon termination of this Agreement for any reason and in addition to any other rights granted to EMPLOYEE by this Agreement, EMPLOYEE shall be entitled to be paid an amount based upon his salary at the rate applicable immediately prior to such termination for any accrued but unused vacation time.

10. Long-Term Incentives.

(a) Restricted Stock. During his employment hereunder, EMPLOYEE shall be entitled to participate in COMPANY's long term incentive compensation programs, with any award to be related to the performance of COMPANY and determined at the discretion of the Board or its Compensation Committee.

(b) Stock Options. During his employment hereunder, EMPLOYEE shall be considered annually for the grant of stock options and/or SAR's under then existing COMPANY stock option plans.

(c) Performance Plans. If, during EMPLOYEE's employment hereunder, COMPANY adopts any other long-term incentive plans, EMPLOYEE shall be treated under each of those plans in a manner no less favorable than the treatment afforded other key executives of COMPANY.

11. Termination.

(a) Death. This Agreement shall terminate upon EMPLOYEE's death; provided however that (a) the following provisions of this Agreement shall remain applicable: Clause 8(b) Life Insurance; Clause 8(d) Spousal Benefits; and, Section 13 Miscellaneous (except Clause (a)); (b) EMPLOYEE's estate or other designated beneficiary, if any, shall be entitled to the rights and benefits as prescribed by applicable COMPANY plans and as prescribed by Section 8(b) hereof; and (c) the rights and benefits to which EMPLOYEE's estate or other designated beneficiary shall be entitled upon his death, including a pro-rata portion of the bonus described in Section 5 above for the year of death, shall be payable to such person or persons as EMPLOYEE shall have directed in writing or, in the absence of a designation, to his estate.

(b) Disability. In the event that EMPLOYEE shall be unable, because of illness, injury or similar incapacity ("disability"), to perform his duties hereunder for an aggregate of six (6) months within any one eighteen (18) month period, EMPLOYEE's employment hereunder may be terminated by written notice of termination from COMPANY to EMPLOYEE. In the event of a termination of employment pursuant to this Section 11(b), EMPLOYEE shall be entitled to receive payments described in Section 11(c) hereof offset by the amount of any disability benefits to which EMPLOYEE shall become entitled under any COMPANY sponsored disability plan. In the event of a termination of employment pursuant to this Section 11(b), EMPLOYEE shall also be entitled, until his death, to the medical and welfare benefits included within the Employee Benefits, to the life insurance benefits enumerated in the first paragraph of Section 8(b) hereof, and to the rights enumerated under Clause 8(c).

(c) Termination by COMPANY. The Board shall have the right, at its election to be made in writing and delivered to EMPLOYEE not less than sixty (60) days prior to the effective date thereof, to terminate EMPLOYEE's employment under this Agreement for any reason. In the event of a termination of employment pursuant to this Section 11(c), EMPLOYEE shall be entitled to three (3) times EMPLOYEE's highest annual salary and bonus paid to EMPLOYEE at any time in respect of a single calendar year commencing with the calendar year January 1, 2000, and such amount shall be payable in an undiscounted lump sum not later than two and one-half months from the end of the calendar year in which the termination of employment occurs.

EMPLOYEE shall also be entitled to the following:

(i) Medical, dental and welfare benefits included within the Employee Benefits where permissible under applicable plans, and the provision of comparable supplemental benefits where continuation of such benefits is impermissible under applicable plans;

(ii) The life insurance benefits provided in Section 8(b) hereof;

(iii) Existing perquisites and other rights specified under Clause 8(c); and

(iv) Full and immediate vesting of restricted stock, stock options and any other then provided long-term incentive benefits; provided, EMPLOYEE shall be able to exercise any outstanding options or stock appreciation rights as if he had retired on the date of termination.

In the event of a termination of employment pursuant to this Section 11(c), EMPLOYEE shall have no duty to mitigate COMPANY's obligations by seeking other employment or by becoming self-employed, and COMPANY shall have no right to offset against its obligations any consideration received by EMPLOYEE from any subsequent employment or subsequent self-employment.

(d) Constructive Termination. EMPLOYEE shall have the right, at his election to be made in writing and delivered to COMPANY within sixty (60) days after such event, to terminate his employment under this Agreement if a material breach of this Agreement by COMPANY occurs which COMPANY fails to cure within fifteen (15) days after receipt of notice of such breach. In the event of a termination under this Section 11(d), EMPLOYEE shall be entitled to treat such termination as though it were a termination pursuant to Section 11 (c) hereof. Notwithstanding the foregoing, COMPANY shall not be in material breach if EMPLOYEE's duties and responsibilities are reduced solely by virtue of the fact that COMPANY is (or substantially all of its assets are) sold to, or combined with, another entity provided that EMPLOYEE shall continue to have substantially the same executive duties with respect to COMPANY's business as of the Effective Date and EMPLOYEE shall report directly to the board of directors of any entity (or individual) that acquires COMPANY or its assets.

12. Change in Control.

COMPANY shall hold EMPLOYEE harmless against and shall insulate EMPLOYEE from all of the effects of any excise or other tax payable by EMPLOYEE under or as a result of Sections 280G and 4999 of the Internal Revenue Code of 1986 or comparable state law, or any successor thereto, by reason of a change in control. COMPANY's obligation in this regard shall include a gross-up obligation, to hold EMPLOYEE harmless from and to insulate EMPLOYEE from all of the effects of any income and excise tax liability.

13. Miscellaneous.

(a) Working Facilities. During his employment hereunder, EMPLOYEE shall continue to be furnished with office facilities and services at least substantially equivalent to those which have been provided him immediately prior to the Effective Date.

(b) Waiver of Breach. If COMPANY breaches any provision of this Agreement, EMPLOYEE shall not be deemed under any circumstances to have waived any of his rights attributable to such breach unless he, has specifically consented to such waiver in writing. Any such waiver by EMPLOYEE of a breach of any provision of this Agreement by COMPANY shall not operate or be construed as a waiver of any subsequent breach by COMPANY.

If EMPLOYEE breaches any provision of this Agreement, COMPANY shall not be deemed under any circumstances to have waived any of its rights attributable to such breach unless it has specifically consented to such waiver in writing. Any such waiver by COMPANY of a breach of any provision of this Agreement by EMPLOYEE shall not operate or be construed as a waiver of any subsequent breach by EMPLOYEE.

(c) Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered or certified mail (return receipt requested) to the following addresses: If to COMPANY, at 10889 Wilshire Boulevard, Los Angeles, California 90024, Attention: General Counsel, with a copy to the Chairman of the Compensation Committee of the Board at the same address, or to such other address as COMPANY, may from time to time in writing designate, and if to EMPLOYEE, at such address as he may from time to time in writing designate (or his business address of record in the absence of such designation). All notices shall be deemed to have been given two (2) business days after they have been deposited in the United States mail.

(d) Amendments. Any provision contained in this Agreement or in any renewal or extension hereof upon the same or different terms and conditions may be amended at any time or from time to time by mutual agreement of EMPLOYEE and COMPANY without the consent of any other person named or described in this Agreement as a beneficiary of any of its provisions.

(e) Assignment. During the Term, COMPANY shall not merge, consolidate or otherwise combine with any other entity unless COMPANY shall be the surviving corporation or the surviving corporation shall have assumed all COMPANY's obligations under this Agreement. The obligations of COMPANY under this Agreement shall be binding upon the surviving corporation upon the merger, consolidation or combination of COMPANY with such corporation. This Agreement shall inure to the benefit of COMPANY and its successors and assigns and of EMPLOYEE and his heirs and personal representatives.

(f) Entire Agreement. This Agreement constitutes the entire agreement between COMPANY and EMPLOYEE with respect to the subject matter hereof, amends and supersedes the Prior Agreement and, except as provided in subsections 11(c) and 13(j), specifically does not affect those certain agreements identified on Exhibit A hereto, and may not be changed orally but only by an instrument in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

(g) Severability and Survival of Certain Provisions. The invalidity of any term of this Agreement shall not invalidate or otherwise affect any other term of this Agreement. The following provisions of this Agreement shall survive any expiration of the Term of the Agreement: Section 7 Employee Benefits; Section 8 Supplemental Benefits; Section 11 (the benefits described in Section 11(c) , clauses (i) through (iv) and Section 13 Miscellaneous (except Clause (a)).

(h) Applicable Law.

(i) Subject to Section 13 (j), this Agreement shall be governed by and construed under and in accordance with the laws of the State of California applicable to contracts made and to be wholly performed within the State of California, without regard to principles of conflicts of laws; and the laws of that state shall govern all of the rights, remedies, liabilities, powers and duties of the parties under this Agreement and of any arbitrator or arbitrators to whom any matter hereunder may be submitted for resolution by the parties hereto.

(ii) Subject to Section 13 (j), any legal action or proceeding with respect to this Agreement shall be brought exclusively in the federal or state courts of the State of California, and by execution and delivery of this Agreement, EMPLOYEE and COMPANY irrevocably consent to the jurisdiction of those courts. EMPLOYEE and COMPANY irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of *forum non conveniens*, which either may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or any transaction related hereto. EMPLOYEE and COMPANY acknowledge and agree that any service of legal process by mail in the manner provided for notices under this Agreement constitutes proper legal service of process under applicable law in any action or proceeding under or in respect of this Agreement.

(i) Administration. The Board, or such committee of the Board as it may by resolution specifically designate, shall administer this Agreement on behalf of COMPANY and take any action and exercise any discretion required or permitted to be taken or exercised by COMPANY, pursuant to the provisions hereof.

(j) Arbitration. Any controversy or claim arising out of or relating to this Agreement and EMPLOYEE's employment by COMPANY, including claims of wrongful discharge, discrimination, harassment and any injury to EMPLOYEE's physical, mental or economic interests shall be settled by binding arbitration in California, in accordance with the Employment Dispute Resolution rules of the JAMS/Endispute. The only disputes between EMPLOYEE and COMPANY not covered by this Agreement are claims for unemployment insurance or workers compensation and claims for benefits under any employee benefit plan, which benefit claims shall be resolved pursuant to the claims procedures under the applicable plan. The demand for arbitration must be made within two years after the controversy or claim arises; failure to do so shall constitute an absolute bar to the institution of any such proceeding and shall forever constitute a waiver respecting any such controversy or claim. Any award pursuant to such arbitration shall be included in a written decision which shall state the legal and factual reasons upon which the award was based, including all the elements involved in the calculation of any award of damages. Any such award shall be deemed final and binding and may be entered and enforced in any state or federal court of competent jurisdiction. The arbitrator(s) shall interpret the Agreement in accordance with the laws of California. The arbitrator(s) shall be authorized to award reasonable attorneys' fees and other arbitration-related costs to the prevailing party.

(k) Indemnity and Insurance. In any situation where under applicable law the COMPANY has the power to indemnify EMPLOYEE in respect of any judgments, fines, settlements, loss, cost or expense (including attorneys' fees) of any nature related to or arising out of EMPLOYEE's activities as an agent, employee, officer or director of COMPANY or in any other capacity on behalf of or at the request of COMPANY, COMPANY agrees that it will indemnify EMPLOYEE to the fullest extent permitted by applicable law, including but not limited to making such findings and determinations and taking any and all such actions as COMPANY may, under applicable law, be permitted to have the discretion to take so as to effectuate such indemnification. COMPANY further agrees to furnish EMPLOYEE for the remainder of his life with Directors' and Officers' liability insurance insuring EMPLOYEE, against occurrences which occur during the term of this Agreement, such insurance to have policy limits aggregating not less than $100 million, and otherwise to be in substantially the same form and to contain substantially the same terms, conditions and exceptions as the liability insurance policies provided for officers and directors of COMPANY in force from time to time.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OCCIDENTAL PETROLEUM CORPORATION

By: Richard W Hallock

Executive Vice President

EMPLOYEE

By: R R Irani

Dr. Ray R. Irani

Dr. Ray Irani

List of Special Agreements (Exhibit A)

- Indemnification Agreements, dated May 21, 1987 and August 22, 2002, between EMPLOYEE and COMPANY or any affiliates.
- Split-Dollar Life Insurance Agreement, dated October 31, 1994.

Other Agreements:

- Any and all applicable and current Stock Options, Restricted Stock, and Performance Stock Option Agreements, Plans and letters.
- Any and all applicable and current Enrollment Agreements under Senior Executive Deferred Compensation Plans.
- Insurance Agreement under Senior Executive Survivor Benefit Plan, dated January 1, 1986.
- Elections pursuant to Occidental Petroleum Corporation Deferred Compensation Plan

Exhibit A

Exhibit C

Chazen Employment Agreement

AGREEMENT

This Employment Agreement is made as of the 13th day of January, 2005 by and between Occidental Petroleum Corporation, a Delaware Corporation (hereinafter referred to as "Employer", and Stephen I. Chazen (hereinafter referred to as "Employee").

WITNESSETH

WHEREAS, Employee, since May 1, 1994, has served as an officer of Company, most recently pursuant to an agreement between Employee and Company dated November 17, 2000 (the "Prior Agreement"), and is currently the Company's Senior Executive Vice President and Chief Financial Officer, and also head of Corporate Development; and

WHEREAS, the parties now desire to provide for a continuation of Employee's employment by Employer, and to specify the rights and obligations of the parties during such continued employment;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, Employer and Employee hereby agree to continue such employment upon the following terms and conditions:

1. Duties. Employee shall perform the duties of Senior Executive Vice President and Chief Financial Officer, and also head of Corporate Development or shall serve in such other capacity and with such other duties for Employer as the chief executive officer of Employer may direct. In performing such duties, Employee will comply with Employer's Code of Business Conduct and Corporate Policies, as the same may be amended from time to time.

2. Term of Employment. The term of employment shall be for a period of five (5) years, commencing on January 13, 2005, and ending midnight January 12, 2010, unless terminated prior thereto in accordance with the provisions of this Agreement, or unless extended by mutual agreement in accordance with Paragraph 8 hereof.

3. Compensation. For the services to be performed hereunder, Employee shall be compensated by Employer at the rate of not less than seven hundred twenty thousand dollars ($720,000) per annum, payable semi-monthly. The minimum salary hereunder shall be automatically adjusted to the level of any increase in annual compensation as the Employer may determine during the term of this Agreement. Salary increases may be paid, at the discretion of the Compensation Committee, in cash or common stock (or restricted stock units) of the Company, or a combination thereof.

Participation in Benefit and Executive Programs. Employee shall be eligible to participate in all benefit programs and under the same terms and conditions as are generally applicable to salaried employees and senior executives of Employer during the term of this Agreement. Employee will be entitled to one membership in a private club of his choosing paid for by Employer, provided that the Chief Executive Officer of Employer has approved the selection of the specific club. Employee shall also be eligible to participate in (i) Employer's Executive Incentive Compensation Plan and (ii) Employer's 2001 Incentive Compensation Plan and any successor or replacement plans, as long as Employer continues such plans during the term of this Agreement, and to receive awards or grants under such Plans at Employer's sole discretion. Employee shall be entitled to a total of six (6) weeks of paid vacation in each contract year. Bonus awards may be paid, at the discretion of the Compensation Committee, in cash or common stock (or restricted stock units) of the Company, or a combination thereof.

During any period following Employee's retirement or termination from employment with Company, Employee and his spouse shall be eligible to participate in the Occidental Petroleum Corporation Medical Care Plan.

5. Exclusivity of Services. Employee agrees to devote his full-time, exclusive services to Employer hereunder, except for such time as Employee may require in connection with his personal investments.

6. Termination.

(a) Voluntary Resignation. Employee may voluntarily resign, and such resignation shall not be deemed to be a breach of this Agreement, so long as Employer is provided at least sixty (60) days' notice of any resignation.

(b) Cause. Notwithstanding the term of this Agreement, Employer may discharge Employee and terminate this Agreement without severance or other pay upon thirty (30) days' written notice or pay in lieu of such notice for material cause, including without limitation, (i) failure to satisfactorily perform his duties or responsibilities hereunder or negligence in complying with Employer's legal obligations, (ii) refusal to carry out any lawful order of Employer, (iii) breach of any legal duty to Employer, (iv) breach of Paragraph 5 of the Agreement, or (v) conduct constituting moral turpitude or conviction of a crime which may diminish Employee's ability to effectively act on the Employer's behalf or with or on behalf of others, or (vi) death. In the case of events (i) through (v) above, Employer shall give Employee notice of such cause and Employee shall have thirty (30) days to cure such breach. In the event of death, Employer will provide the estate of the deceased Employee a payment in addition to any other payment due and payable, equivalent to a pro-rata bonus for the year of death.

(c) Incapacity. If, during the term of this Agreement, Employee is incapacitated from performing the essential functions of his job pursuant to this Agreement by reason of illness, injury, or disability, Employer may terminate this Agreement by at least one week's written notice to Employee, but only in the event that such conditions shall aggregate not less than one-hundred eighty (180) days during any twelve (12) month period. In the event Employee shall (i) continue to be incapacitated subsequent to termination for incapacity pursuant to this Paragraph 6(c), and (ii) be a participant in and shall qualify for benefits under Employer's Long Term Disability Plan ("LTD"), then Employer will continue to compensate Employee, for so long as Employee remains eligible to receive LTD benefits, in an amount equal to the difference between sixty percent (60%) of Employer's annual compensation as set forth in Paragraph 3 hereof and the maximum annual benefit under the LTD, payable monthly on a pro rated basis.

(d) Without Cause. Employer may at any time terminate the employment of Employee without cause or designate a termination for cause as a termination without cause, and in such event Employer shall, in lieu of continued employment, compensate Employee in an amount equal to two (2) times the sum of Employee's highest annual base salary and annual cash bonus target, such amount payable in equal monthly installments over two (2) years (the "Compensation Period"). In the event that Employee dies during the Compensation Period, any remaining payments due will be made to Employee's estate.

During the Compensation Period, Employee shall continue to be eligible to (i) participate in all employee benefit plans of Employer, in which he is participating at the time of the notice and so long as such plans are available to salaried employees and senior executives, and (ii) exercise all stock options and SARs previously granted to Employee under Employer's equity based plans, which options or SARs are or become exercisable under the provisions of such Plans.

Following the Compensation Period, Employee's employment shall continue (as a consultant to Employer) for an additional period until January 12, 2010 (the "Consultancy Period"), during which additional period Employee will receive a salary at the annual rate of fifty thousand dollars ($50,000) payable semi-monthly. During both the Compensation Period and the Consultancy Period, any award(s) to Employee pursuant to Employer's equity based plans, shall continue to vest in the same manner and in the same amounts as such award(s) would have vested if Employee had continued as a full-time employee.

7. Confidential Information. Employee agrees that he will not divulge to any person, nor use to the detriment of Employer or any of its affiliates or subsidiaries, nor use in any business or process of manufacture competitive with or similar to any business or process of manufacture of Employer or any of its affiliates or subsidiaries, at any time during employment by Employer or thereafter, any trade secrets or confidential information obtained during the course of his employment with Employer, without first obtaining the written permission of Employer.

Employee agrees that, at the time of leaving the employ of Employer, he will deliver to Employer, and not keep or deliver to anyone else, any and all credit cards, notes, notebooks, memoranda, documents and, in general, any and all material relating to Employer's business, including copies therefor, whether in paper or electronic format.

8. Modification. This Agreement, and the related indemnification agreement between Employee and Employer, contain all the terms and conditions agreed upon by the parties hereto, and no other agreements, oral or otherwise, regarding the subject matter of this Agreement shall be deemed to exist or bind either of the parties hereto. This Agreement cannot be modified except by a subsequent writing signed by both parties.

9. Prior Agreement. This Agreement supersedes and replaces any and all previous employment agreements between the parties.

10. Severability. If any provision of this Agreement is illegal and unenforceable in whole or in part, the remainder of this Agreement shall remain enforceable to the extent permitted by law.

11. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California. In the event that any ambiguity or questions of intent or interpretation arise, no presumption or binder of proof shall arise favoring or disfavoring the Employer by virtue of authorship of this Agreement and the terms and provisions of this Agreement shall be given their meaning under law.

12. Assignment. This Agreement shall be binding upon Employee, his heirs, executors and assigns and upon Employer, its successors and assigns.

13. Arbitration. In consideration for entering into this Agreement and for the position, compensation, benefits and other promises provided hereunder, the Employee and Employer agree to be bound by the arbitration provisions attached hereto as Attachment 1 and incorporated herein by this reference.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OCCIDENTAL PETROLEUM CORPORATION

By: RR Irani

Dr. Ray R. Irani
Chairman of the Board and Chief Executive Officer

EMPLOYEE:

Stephen I. Chazen

ATTACHMENT 1

ARBITRATION PROVISIONS ("Provisions")
Incorporated by Reference into and Made a Part of the
Agreement, dated January 13, 2005 (the "Agreement"), between
Occidental Petroleum Corporation (the "Employer")
and Stephen I. Chazen (the "Employee")

In recognition of the fact that differences may arise between the Employer and the Employee arising out of or relating to certain aspects of the Employee's employment with the Employer or the termination of that employment, and in recognition of the fact that resolution of any differences in the courts is rarely timely or cost-effective for either party, the Employer and Employee have agreed to the incorporation of the Provisions into the Agreement in order to establish and gain the benefits of a speedy, impartial and cost-effective dispute resolution procedure. By so doing, the Employer and the Employee mutually agree to arbitrate Claims (as defined below) and each knowingly and voluntarily waive their rights before a jury. Each party's promise to resolve Claims (as defined below) by arbitration in accordance with these Provisions is consideration for the other party's like promise, in addition to any other consideration.

1. Claims

1.1 Except as provided in paragraph 1.2 below, "Claims" (collectively called "Claim" or "Claims" in these Provisions) means all claims or controversies between the Employer and Employee or between the Employee and others arising out of, or relating to or concerning the Employee's employment with the Employer or termination thereof for which a state or federal court otherwise would be authorized to grant relief, including, but not limited to, claims based on any purported breach of contract, tort, state or federal statute or ordinance, common law, constitution or public policy, claims for wages or other compensation, or of discrimination, or violation of public policy of any type. Claims expressly include the Employee's Claims against the Employer, and any subsidiary and related or affiliated entity, successor or assign, and any of their officers, directors, employees, managers, representatives, attorneys or agents, and Claims against others arising out of, relating to or concerning the Employee's employment with the Employer or termination thereof.

1.2 These Provisions do not apply to or cover: claims for workers' compensation benefits, claims for unemployment compensation benefits, or claims for which the National Labor Relations Board has exclusive jurisdiction; claims by the Employer for injunctive and/or other equitable relief for intellectual property, unfair competition and/or the use and/or unauthorized disclosure of trade secrets or confidential information; and claims based upon an employee pension or benefit plan the terms of which contain an arbitration or other non judicial resolution procedure, in which case the provisions of such plan shall apply. Employee shall further retain the right to seek injunctive and/or other equitable relief expressly made available by a statute which forms the basis of a Claim which is subject to arbitration under these Provisions. Where one or more of the included Claims in a dispute are covered under these Provisions and one or more of the included Claims in the dispute are not covered under these Provisions, such covered and non-covered claims shall be separated and shall be heard separately in the appropriate forum for each claim.

2. Agreement to Arbitrate All Claims

2.1 Except for claims excluded from these Provisions by paragraph 1.2 above and as otherwise provided in paragraph 1.2 and 4.1, the Employer and the Employee hereby agree to the resolution by exclusive, final and binding arbitration of all Claims.

2.2 The parties further agree that any issue or dispute concerning the formation, applicability, interpretation, or enforceability of these Provisions, including any

claim or contention that all or any part of these Provisions is void or voidable, shall be subject to arbitration as provided herein. The arbitrator, and not any federal, state or local court or agency, shall have authority to decide any such issue or dispute.

3. Governing Law

3.1 Except as modified by these Provisions, the arbitration shall be conducted pursuant to the rules set forth in the California Arbitration Act, California Civil Code or Procedure Section 1281, et. seq.

3.2 The Arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the State of California, or federal law, or both, as applicable to the Claims asserted.

4. Binding Effect

4.1 The arbitration Award (see Section 10, herein) shall be final and binding on the parties except that both parties shall have the right to appeal to the appropriate court any errors of law in the decision rendered by the Arbitrator.

4.2 The Award may be entered as a judgment in any court of competent jurisdiction and shall serve as a bar to any court action for any Claim or allegation which was, or could have been, raised in Arbitration.

4.3 For Claims covered by these Provisions, Arbitration is the exclusive remedy, except as provided by paragraph 1.2. The parties shall be precluded from bringing or raising in court or before any other forum any dispute which could have been brought or raised pursuant to Arbitration.

4.4 Nothing in these Provisions shall prevent a party from pursuing any legal right to bring an action to vacate or enforce an Award or to compel arbitration pursuant to applicable California law.

5. Initiating Arbitration

To initiate the arbitration process, the aggrieved party must provide the other party or parties with: a written request to arbitrate any covered Claims which states the Claim or Claims for which arbitration is sought. The written request to arbitrate must be received within the limitations periods applicable under the law to such Claims.

6. Selection of the Arbitrator

6.1 All Claims shall be decided by a single neutral decision-maker, called the "Arbitrator."

6.2 To be qualified to serve, the Arbitrator must be an attorney in good standing with at least seven years experience in employment law or a retired judge and be available to hear the matter within sixty (60) days of selection and on consecutive days.

6.3 Within fifteen calendar days after receipt of the written request to arbitrate, the parties will attempt to agree on the selection of a qualified Arbitrator pursuant to paragraph 6.2 above. If the parties fail to agree on the selection of an Arbitrator within that fifteen calendar day period, the Employer will designate an alternate dispute resolution service (by way of example, American Arbitration Association, National Arbitration Forum, Judicial Arbitration and Mediation Services/Endispute) which has the capacity of providing the parties with a list of potential qualified arbitrators. The parties shall request that designated alternate dispute resolution service to provide them with a list of nine persons who meet the requirements of paragraph 6.2 above. Each party shall rate the nine names by giving the most preferred arbitrator the number nine and using descending successive numbers to rate the remaining choices in descending order of that party's preference and returning the list to the alternate dispute resolution service for calculation. The arbitrator candidate with the highest combined rating will be the Arbitrator. The functions of the alternate dispute resolution service shall be strictly limited to providing the list of arbitrator candidates and tallying the respective parties' ratings of the candidates in accordance with this Section 6 and no rules of that service shall otherwise apply.

7. Arbitration Procedures:

7.1 All parties may be represented by counsel throughout the arbitration process, including without limitation, at the arbitration hearing.

7.2 The Arbitrator shall afford each party a full and fair opportunity to present relevant and material proof, to call and cross-examine witnesses, and to present its argument.

7.3 The Arbitrator shall not be bound by any formal rules of evidence with the exception of applicable law regarding the attorney-client privilege and work product doctrine, and any applicable state or federal law regarding confidentiality of documents and other information (including, without limitation, pursuant to rights of privacy).

7.4 The Arbitrator shall decide the relevance of any evidence offered, and the Arbitrator's decision on any question of evidence or argument shall be final and binding.

7.5 The Arbitrator may receive and consider the evidence of witnesses by affidavit and shall give it such weight as the Arbitrator deems appropriate after consideration of any objection made to its admission.

7.6 Either party, at its expense, may arrange and pay for the cost of a court reporter to provide a stenographic record of the proceedings. The other party may obtain a copy of the recording by paying the reporter's normal fee for such copy. If both parties agree to utilize the services of a court reporter, the parties shall share the expense equally and shall be billed and responsible for payment individually.

7.7 Either party shall have the right to file an pre- or post-hearing brief. The time for filing such briefs shall be set by the Arbitrator.

7.8 The Arbitrator has authority to entertain a written or oral motion to dismiss and motion for summary judgment, dispositive of all or part of any Claim, to which the Arbitrator shall apply the standards governing such motions under the Federal Rules of Civil Procedure.

8. <u>Discovery</u>

8.1 Discovery shall be governed by this paragraph 8, notwithstanding Code of Civil Procedure Section 1283.05 to the contrary.

8.2 Discovery shall be conducted in the most expeditious and cost-effective manner possible, and shall be limited to that which is relevant and for which the party seeking it has substantial, demonstrable need.

8.3 All parties shall be entitled to receive, reasonably prior to the hearing, copies of relevant documents which are requested in writing, clearly described and governed by paragraph 8.2 above, and sought with reasonable advance notice given the nature of the requests. Upon request, Employee shall also be entitled to a true copy of his or her personnel file kept in the ordinary course of business and pursuant to the Employer policy. Any other requests for documents shall be made by subpoena as provided for in Section 9 herein.

8.4 Except as mutually agreed by the parties, all parties shall be entitled to submit no more than twenty interrogatories (including subparts) and twenty requests for admission (including subparts), on each of the other parties, which are requested in writing, clearly described and governed by paragraph 8.2 above, and sought with reasonable advance notice given the nature of the requests.

8.5 Upon reasonable request and scheduling, each party shall be entitled to take three depositions in total of relevant parties, representative of the opposing party, or third parties, of up to two days duration each.

8.6 Physical and/or mental examinations may be conducted in accordance with the standards established by the Federal Rules of Civil Procedure.

8.7 At a mutually agreeable date, the parties will exchange lists of experts who will testify at the arbitration. Each party may depose the other party's experts and obtain documents they reviewed and relied upon and these depositions will not be charged against the party's limit of three depositions.

8.8 Any disputes relative to discovery or requests for discovery other than specifically provided for herein, shall be presented to the Arbitrator who shall make final and binding decisions in accordance with paragraphs 8.1 and 8.2 herein.

9. Subpoenas

9.1 Subject to formal request and a determination of both need and relevance by the Arbitrator in accordance with paragraphs 8.1 and 8.2 above, each party may issue a subpoena for production of documents or persons (other than those provided for in Sections 8.3, 8.5 and 8.7) relevant to the procedure. The Arbitrator's decision regarding relevance and the need for subpoenas shall be final and binding.

9.2 The Arbitrator is empowered to subpoena witnesses or documents to the extent permitted in a judicial proceeding, upon his or her own initiative or at the request of a party.

9.3 The party requesting the production of any witness or proof shall bear the costs of such production.

10. The Award

10.1 The Arbitrator shall render his or her decision and award (collectively the "Award") based solely on the evidence and authorities presented, the applicable policies of the Employer, any applicable written employment agreement, the applicable law argued by the parties, and these Provisions as interpreted by the Arbitrator.

10.2 The Award shall be made promptly by the Arbitrator, and unless otherwise agreed by the parties, not later than sixty (60) days from the closing of the hearing, or the date post-hearing briefs are filed, whichever is later.

10.3 The Award shall be in writing and signed and dated by the Arbitrator. The Award shall decide all issues submitted, shall contain express findings of fact and law (including findings on each issue of fact and law raised by a party), and provide the reasons supporting the decision including applicable law. The Arbitrator shall give signed and duplicate original copies of the Award to all parties at the same time.

11. Damages and Relief

11.1 The Arbitrator shall have the same authority to award remedies and damages as provided to a judge and/or jury under applicable state or federal laws, where the aggrieved party has met his or her burden of proof

11.2 Both parties have a duty to mitigate their damages by all reasonable means. The Arbitrator shall take a party's failure to mitigate into account in granting relief in accordance with applicable state and federal law.

11.3 Arbitration of damages or other remedies may be conducted in a bifurcated proceeding.

12. Fees and Expenses

12.1 All parties shall share equally the fees of the Arbitrator. Each party will deposit funds or post other appropriate security for its share of the Arbitrator's fee, in an amount and manner determined by the Arbitrator, at least ten (10) days before the first day of hearing. Additionally, each party shall pay for its own expenses associated with the arbitration process and attorneys' fees, if any. If any party prevails on a statutory claim which entitles the prevailing party to attorneys' fees, or if there is a written agreement providing for fees, the Arbitrator may award reasonable fees to the prevailing party in accordance with such statute or agreement.

12.2 The Arbitrator may additionally award either party its reasonable attorneys' fees and costs, including reasonable expenses associated with production of witnesses or proof, upon a finding that the other party (a) engaged in unreasonable delay, or (b) failed to comply with the Arbitrator's discovery order.

***

Exhibit D

de Brier Employment Agreement

AGREEMENT

This Employment Agreement is made as of the 19th day of May, 2003 by and between Occidental Petroleum Corporation, a Delaware corporation (hereinafter referred to as "Employer"), and Donald P. de Brier (hereinafter referred to as "Employee").

WITNESSETH

WHEREAS, Employee has been rendering services to Employer pursuant to a written agreement which will expire on May 31, 2003, and

WHEREAS, the parties now desire to provide for a continuation of Employee's employment by Employer beyond that date, and to specify the rights and obligations of the parties during such continued employment;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, Employer and Employee hereby agree to continue such employment upon the following terms and conditions:

1. Duties. Employee shall continue to perform the duties of Executive Vice President, General Counsel and Secretary, or shall serve in such other capacity and with such other duties for Employer or any of the subsidiaries of Employer or any corporation affiliated with Employer (any such subsidiary or affiliated corporation hereafter to be deemed Employer under this Agreement) as Employer may direct. In performing such duties, Employee will comply with Employer's Code of Business Conduct and Corporate Policies, as the same may be amended from time to time.

2. Term of Employment. The term of employment hereunder shall be for a period of five (5) years, commencing on June 1, 2003, and ending midnight May 31, 2008, unless terminated prior thereto in accordance with the provisions of this Agreement, or unless extended by mutual agreement in accordance with Paragraph 9 hereof.

3. Compensation. For the services to be performed hereunder, Employee shall be compensated by Employer at the rate of not less than five hundred fifty-one thousand dollars ($551,000) per annum, payable semi-monthly. The minimum salary hereunder shall be automatically adjusted to the level of any increase in annual compensation as the Employer may determine during the term of this Agreement.

4. Participation in Benefit Programs. Employee shall be eligible to participate in all benefit programs and under the same terms and conditions as are generally applicable to salaried employees and senior executives of Employer during the term of this Agreement. These benefits include life insurance in the event of death equivalent to three (3) times base pay while employed. Employee will be entitled to one country club membership paid for by Employer provided that the Chief Executive Officer of Employer has prior approval on the selection of the specific club. Employee shall also be eligible to participate in (i) Employer's Incentive Compensation Plan and (ii) Employer's 1995 Incentive Stock Plan and 2001 Incentive Compensation Plan, as long as Employer continues such plans during the term of this Agreement, and to receive awards or grants under such Plans at Employer's sole discretion.

5. Exclusivity of Services. Employee shall not render paid or unpaid services on a self-employed basis or to any other employer.

6. Vacation. Employee shall be entitled to a total of six (6) weeks vacation per year, effective January 1, 2003. Employee agrees to follow Employer's relevant policies and procedures for scheduling and taking such vacations.

7. Termination.

a. Cause. Notwithstanding the term of this Agreement, Employer may discharge Employee and terminate this Agreement without severance or other pay for cause, including without limitation, (i) failure to satisfactorily perform his duties or responsibilities hereunder or negligence in complying with Employer's legal obligations, (ii) refusal to carry out any lawful order of Employer, (iii) breach of any legal duty to Employer, (iv) breach of Paragraph 5 of the Agreement, or (v) conduct constituting moral turpitude or conviction of a crime which may diminish Employee's ability to effectively act on the Employer's behalf or with or on behalf of others, or (vi) death. In the case of events (i) through (v) above, Employer shall give Employee notice of such cause and Employee shall have thirty (30) days to cure such breach.

b. Incapacity. If, during the term of this Agreement, Employee is incapacitated from performing the essential functions of his job pursuant to this Agreement by reason of illness, injury, or disability, Employer may terminate this Agreement by at least one week's written notice to Employee, but only in the event that such conditions shall aggregate not less than one-hundred eighty (180) days during any twelve (12) month period. In the event Employee shall (i) continue to be incapacitated subsequent to termination for incapacity pursuant to this Paragraph 7(b), and (ii) be a participant in and shall qualify for benefits under Employer's Long Term Disability Plan ("LTD"), then Employer will continue to compensate Employee, for so long as Employee remains eligible to receive LTD benefits, in an amount equal to the difference between sixty percent (60%) of Employer's annual compensation as set forth in Paragraph 3 hereof and the maximum annual benefit under the LTD, payable monthly on a pro rated basis.

c. Without Cause. Employer may at any time terminate the employment of Employee without cause or designate a termination for cause as a termination without cause, and in such event Employer shall, in lieu of continued employment, compensate Employee in an amount equal to two (2) times the sum of Employee's highest annual base salary and annual cash bonus target, such amount payable in equal monthly installments over two (2) years (the "Compensation Period"). In the event Employee dies during the "Compensation Period" any remaining payments due will be made to Employee's estate.

During the Compensation Period, Employee shall continue to be eligible to (i) participate in all employee benefit plans of Employer, in which he is participating at the time of the notice and so long as such plans are available to salaried employees and senior executives, and (ii) exercise all stock options previously granted to Employee under Employer's 1987 Stock Option Plan, 1995 Incentive Stock Plan and 2001 Incentive Compensation Plan, which options are or become exercisable under the provisions of such Plans, and (iii) continue to vest in any restricted stock or performance stock awards previously granted to Employee under Employer's 1995 Incentive Stock Plan and 2001 Incentive Compensation Plan.

During the Compensation Period, Employee shall not accept employment with, or act as a consultant for, or perform services for any person, firm or corporation directly or indirectly engaged in any business competitive with Employer without the prior written consent of Employer.

8. Confidential Information. Employee agrees that he will not divulge to any person, nor use to the detriment of Employer or any of its affiliates or subsidiaries, nor use in any business or process of manufacture competitive with or similar to any business or process of manufacture of Employer or any of its affiliates or subsidiaries, at any time during employment by Employer or thereafter, any trade secrets or confidential information obtained during the course of his employment with Employer, without first obtaining the written permission of Employer.

Employee agrees that, at the time of leaving the employ of Employer, he will deliver to Employer, and not keep or deliver to anyone else, any and all credit cards, notes, notebooks, memoranda, documents and, in general, any and all material relating to Employer's business, including copies therefor, whether in paper or electronic format.

9. Modification. This Agreement contains all the terms and conditions agreed upon by the parties hereto, and no other agreements, oral or otherwise, regarding the subject matter of this Agreement shall be deemed to exist or bind either of the parties hereto. This Agreement cannot be modified except by a subsequent writing signed by both parties.

10. Prior Agreement. This Agreement supersedes and replaces any and all previous agreements between the parties.

11. Severability. If any provision of this Agreement is illegal and unenforceable in whole or in part, the remainder of this Agreement shall remain enforceable to the extent permitted by law.

12. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California. In the event that any ambiguity or questions of intent or interpretation arise, no presumption or binder of proof shall arise favoring or disfavoring the Employer by virtue of authorship of this Agreement and the terms and provisions of this Agreement shall be given their meaning under law.

13. Assignment. This Agreement shall be binding upon Employee, his heirs, executors and assigns and upon Employer, its successors and assigns.

14. Arbitration. In consideration for entering into this Agreement and for the position, compensation, benefits and other promises provided hereunder, the Employee and Employer agree to be bound by the arbitration provisions attached hereto as Attachment 1 and incorporated herein by this reference.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OCCIDENTAL PETROLEUM CORPORATION

By: ______________________

By: ______________________
Donald P. de Brier

ARBITRATION PROVISIONS ("Provisions")
Incorporated by Reference into and Made a Part of the
Agreement, dated May 19, 2003 (the "Agreement"), between
Occidental Petroleum Corporation (the "Employer")
and Donald P. de Brier (the "Employee")

In recognition of the fact that differences may arise between the Employer and the Employee arising out of or relating to certain aspects of the Employee's employment with the Employer or the termination of that employment, and in recognition of the fact that resolution of any differences in the courts is rarely timely or cost-effective for either party, the Employer and Employee have agreed to the incorporation of the Provisions into the Agreement in order to establish and gain the benefits of a speedy, impartial and cost-effective dispute resolution procedure. By so doing, the Employer and the Employee mutually agree to arbitrate Claims (as defined below) and each knowingly and voluntarily waive their rights before a jury. Each party's promise to resolve Claims (as defined below) by arbitration in accordance with these Provisions is consideration for the other party's like promise, in addition to any other consideration.

1. Claims

1.1 Except as provided in paragraph 1.2 below, "Claims" (collectively called "Claim" or "Claims" in these Provisions) means all claims or controversies between the Employer and Employee or between the Employee and others arising out of, or relating to or concerning the Employee's employment with the Employer or termination thereof for which a state or federal court otherwise would be authorized to grant relief, including, but not limited to, claims based on any purported breach of contract, tort, state or federal statute or ordinance, common law, constitution or public policy, claims for wages or other compensation, or of discrimination, or violation of public policy of any type. Claims expressly include the Employee's Claims against the Employer, and any subsidiary and related or affiliated entity, successor or assign, and any of their officers, directors, employees, managers, representatives, attorneys or agents, and Claims against others arising out of, relating to or concerning the Employee's employment with the Employer or termination thereof.

1.2 These Provisions do not apply to or cover: claims for workers' compensation benefits, claims for unemployment compensation benefits, or claims for which the National Labor Relations Board has exclusive jurisdiction; claims by the Employer for injunctive and/or other equitable relief for intellectual property, unfair competition and/or the use and/or unauthorized disclosure of trade secrets or confidential information; and claims based upon an employee pension or benefit plan the terms of which contain an arbitration or other non-judicial resolution procedure, in which case the provisions of such plan shall apply. Employee shall further retain the right to seek injunctive and/or other equitable relief expressly made available by a statute which forms the basis of a Claim which is subject to arbitration under these Provisions. Where one or more of the included Claims in a dispute are covered under these Provisions and one or more of the included Claims in the dispute are not covered under these Provisions, such covered and non-covered claims shall be separated and shall be heard separately in the appropriate forum for each claim.

2. Agreement to Arbitrate All Claims

2.1 Except for claims excluded from these Provisions by paragraph 1.2 above and as otherwise provided in paragraph 1.2 and 4.1, the Employer and the Employee hereby agree to the resolution by exclusive, final and binding arbitration of all Claims.

2.2 The parties further agree that any issue or dispute concerning the formation, applicability, interpretation, or enforceability of these Provisions, including any
claim or contention that all or any part of these Provisions is void or voidable, shall be subject to arbitration as provided herein. The arbitrator, and not any federal, state or local court or agency, shall have authority to decide any such issue or dispute.

3. Governing Law

3.1 Except as modified by these Provisions, the arbitration shall be conducted pursuant to the rules set forth in the California Arbitration Act, California Civil Code or Procedure Section 1281, et. seq.

3.2 The Arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the State of California, or federal law, or both, as applicable to the Claims asserted.

4. Binding Effect

4.1 The arbitration Award (see Section 10, herein) shall be final and binding on the parties except that both parties shall have the right to appeal to the appropriate court any errors of law in the decision rendered by the Arbitrator.

4.2 The Award may be entered as a judgment in any court of competent jurisdiction and shall serve as a bar to any court action for any Claim or allegation which was, or could have been, raised in Arbitration.

4.3 For Claims covered by these Provisions, Arbitration is the exclusive remedy, except as provided by paragraph 1.2. The parties shall be precluded from bringing or raising in court or before any other forum any dispute which could have been brought or raised pursuant to Arbitration.

4.4 Nothing in these Provisions shall prevent a party from pursuing any legal right to bring an action to vacate or enforce an Award or to compel arbitration pursuant to applicable California law.

5. Initiating Arbitration

To initiate the arbitration process, the aggrieved party must provide the other party or parties with: a written request to arbitrate any covered Claims which states the Claim or Claims for which arbitration is sought. The written request to arbitrate must be received within the limitations periods applicable under the law to such Claims.

6. Selection of the Arbitrator

6.1 All Claims shall be decided by a single neutral decision-maker, called the "Arbitrator."

6.2 To be qualified to serve, the Arbitrator must be an attorney in good standing with at least seven years experience in employment law or a retired judge and be available to hear the matter within sixty (60) days of selection and on consecutive days.

6.3 Within fifteen calendar days after receipt of the written request to arbitrate, the parties will attempt to agree on the selection of a qualified Arbitrator pursuant to paragraph 6.2 above. If the parties fail to agree on the selection of an Arbitrator within that fifteen calendar day period, the Employer will designate an alternate dispute resolution service (by way of example, American Arbitration Association, National Arbitration Forum, Judicial Arbitration and Mediation Services/Endispute) which has the capacity of providing the parties with a list of potential qualified arbitrators. The parties shall request that designated alternate dispute resolution service to provide them with a list of nine persons who meet the requirements of paragraph 6.2 above. Each party shall rate the nine names by giving the most preferred arbitrator the number nine and using descending successive numbers to rate the remaining choices in descending order of that party's preference and returning the list to the alternate dispute resolution service for calculation. The arbitrator candidate with the highest combined rating will be the Arbitrator. The functions of the alternate dispute resolution service shall be strictly limited to providing the list of arbitrator candidates and tallying the respective parties' ratings of the candidates in accordance with this Section 6 and no rules of that service shall otherwise apply.

7. Arbitration Procedures:

7.1 All parties may be represented by counsel throughout the arbitration process, including without limitation, at the arbitration hearing.

7.2 The Arbitrator shall afford each party a full and fair opportunity to present relevant and material proof, to call and cross-examine witnesses, and to present its argument.

7.3 The Arbitrator shall not be bound by any formal rules of evidence with the exception of applicable law regarding the attorney-client privilege and work product doctrine, and any applicable state or federal law regarding confidentiality of documents and other information (including, without limitation, pursuant to rights of privacy).

7.4 The Arbitrator shall decide the relevance of any evidence offered, and the Arbitrator's decision on any question of evidence or argument shall be final and binding.

7.5 The Arbitrator may receive and consider the evidence of witnesses by affidavit and shall give it such weight as the Arbitrator deems appropriate after consideration of any objection made to its admission.

7.6 Either party, at its expense, may arrange and pay for the cost of a court reporter to provide a stenographic record of the proceedings. The other party may obtain a copy of the recording by paying the reporter's normal fee for such copy. If both parties agree to utilize the services of a court reporter, the parties shall share the expense equally and shall be billed and responsible for payment individually.

7.7 Either party shall have the right to file an pre- or post-hearing brief. The time for filing such briefs shall be set by the Arbitrator.

7.8 The Arbitrator has authority to entertain a written or oral motion to dismiss and motion for summary judgment, dispositive of all or part of any Claim, to which the Arbitrator shall apply the standards governing such motions under the Federal Rules of Civil Procedure.

8. Discovery

8.1 Discovery shall be governed by this paragraph 8, notwithstanding Code of Civil Procedure Section 1283.05 to the contrary.

8.2 Discovery shall be conducted in the most expeditious and cost-effective manner possible, and shall be limited to that which is relevant and for which the party seeking it has substantial, demonstrable need.

8.3 All parties shall be entitled to receive, reasonably prior to the hearing, copies of relevant documents which are requested in writing, clearly described and governed by paragraph 8.2 above, and sought with reasonable advance notice given the nature of the requests. Upon request, Employee shall also be entitled to a true copy of his or her personnel file kept in the ordinary course of business and pursuant to the Employer policy. Any other requests for documents shall be made by subpoena as provided for in Section 9 herein.

8.4 Except as mutually agreed by the parties, all parties shall be entitled to submit no more than twenty interrogatories (including subparts) and twenty requests for admission (including subparts), on each of the other parties, which are requested in writing, clearly described and governed by paragraph 8.2 above, and sought with reasonable advance notice given the nature of the requests.

8.5 Upon reasonable request and scheduling, each party shall be entitled to take three depositions in total of relevant parties, representative of the opposing party, or third parties, of up to two days duration each.

8.6 Physical and/or mental examinations may be conducted in accordance with the standards established by the Federal Rules of Civil Procedure.

8.7 At a mutually agreeable date, the parties will exchange lists of experts who will testify at the arbitration. Each party may depose the other party's experts and obtain documents they reviewed and relied upon and these depositions will not be charged against the party's limit of three depositions.

8.8 Any disputes relative to discovery or requests for discovery other than specifically provided for herein, shall be presented to the Arbitrator who shall make final and binding decisions in accordance with paragraphs 8.1 and 8.2 herein.

9. Subpoenas

9.1 Subject to formal request and a determination of both need and relevance by the Arbitrator in accordance with paragraphs 8.1 and 8.2 above, each party may issue a subpoena for production of documents or persons (other than those provided for in Sections 8.3, 8.5 and 8.7) relevant to the procedure. The Arbitrator's decision regarding relevance and the need for subpoenas shall be final and binding.

9.2 The Arbitrator is empowered to subpoena witnesses or documents to the extent permitted in a judicial proceeding, upon his or her own initiative or at the request of a party.

9.3 The party requesting the production of any witness or proof shall bear the costs of such production.

10. The Award

10.1 The Arbitrator shall render his or her decision and award (collectively the "Award") based solely on the evidence and authorities presented, the applicable policies of the Employer, any applicable written employment agreement, the applicable law argued by the parties, and these Provisions as interpreted by the Arbitrator.

10.2 The Award shall be made promptly by the Arbitrator, and unless otherwise agreed by the parties, not later than sixty (60) days from the closing of the hearing, or the date post-hearing briefs are filed, whichever is later.

10.3 The Award shall be in writing and signed and dated by the Arbitrator. The Award shall decide all issues submitted, shall contain express findings of fact and law (including findings on each issue of fact and law raised by a party), and provide the reasons supporting the decision including applicable law. The Arbitrator shall give signed and duplicate original copies of the Award to all parties at the same time.

11. Damages and Relief

11.1 The Arbitrator shall have the same authority to award remedies and damages as provided to a judge and/or jury under applicable state or federal laws, where the aggrieved party has met his or her burden of proof.

11.2 Both parties have a duty to mitigate their damages by all reasonable means. The Arbitrator shall take a party's failure to mitigate into account in granting relief in accordance with applicable state and federal law.

11.3 Arbitration of damages or other remedies may be conducted in a bifurcated proceeding.

12. Fees and Expenses

12.1 All parties shall share equally the fees of the Arbitrator. Each party will deposit funds or post other appropriate security for its share of the Arbitrator's fee, in an amount and manner determined by the Arbitrator, at least ten (10) days before the first day of hearing. Additionally, each party shall pay for its own expenses associated with the arbitration process and attorneys' fees, if any. If any party prevails on a statutory claim which entitles the prevailing party to attorneys' fees, or if there is a written agreement providing for fees, the Arbitrator may award reasonable fees to the prevailing party in accordance with such statute or agreement.

12.2 The Arbitrator may additionally award either party its reasonable attorneys' fees and costs, including reasonable expenses associated with production of witnesses or proof, upon a finding that the other party (a) engaged in unreasonable delay, or (b) failed to comply with the Arbitrator's discovery order.

Exhibit E

Opinion of Skadden, Arps, Slate, Meagher & Flom LLP

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
LOS ANGELES, CALIFORNIA 90071-3144

TEL: (213) 687-5000
FAX: (213) 687-5600
www.skadden.com

FIRM/AFFILIATE OFFICES
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VIENNA

December 21, 2005

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Ladies and Gentlemen:

We have acted as special counsel to Occidental Petroleum Corporation, a Delaware corporation (the "Company"), in connection with its no-action letter request pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, to exclude a proposal (the "Proposal") submitted by Mr. Robert D. Morse (the "Proponent") from the proxy materials to be distributed by the Company in connection with its 2006 annual meeting of stockholders. You have requested our opinion as to whether the Proposal would, if adopted and implemented, violate contract law in the State of California.

In rendering the opinion set forth herein, we have examined and relied on originals or copies of the following:

(a) the Proponent's letter to the Company, dated November 10, 2005, and the Proposal and supporting statement therefor;

(b) the Employment Agreement, dated as of February 10, 2005, between the Company and Dr. Ray R. Irani (the "Irani Employment Agreement");

(c) the Employment Agreement, dated as of January 13, 2005, between the Company and Stephen I. Chazen (the "Chazen Employment Agreement"); and

(d) the Employment Agreement, dated as of May 19, 2003, between the Company and Donald P. de Brier (the "de Brier Employment Agreement").

The Irani Employment Agreement, the Chazen Employment Agreement and the de Brier Employment Agreement is collectively referred to herein as the "Employment Agreements."

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of documents, we have assumed that the parties thereto had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and the validity and binding effect thereof. As to any facts material to the opinion expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others.

We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion, and we have been advised and have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion. We have relied solely upon the foregoing documents and the statements and information set forth therein, all of which we assume to be true, complete, and accurate in all material respects.

We do not express any opinion as to any laws other than the laws of the State of California. The opinion expressed herein are based on laws in effect on the date hereof, which laws are subject to change with possible retroactive effect.

BACKGROUND

The Company has entered into an employment agreement with each of Dr. Ray R. Irani, Mr. Stephen I. Chazen and Mr. Donald P. de Brier. Each of the Employment Agreements, by its terms, is governed by California law. Section 4 of the Irani Employment Agreement provides, in pertinent part, that: "COMPANY shall pay EMPLOYEE an annual salary at the minimum rate of $1,300,000 . . ."; Section 3 of the Chazen Employment Agreement provides, in pertinent part, that: "For the services to be performed [under the Chazen Employment Agreement], Employee shall be compensated by Employer at the rate of not less than seven hundred twenty thousand dollars ($720,000) per annum, payable semi-monthly"; and Section 3 of the de Brier Employment Agreement provides, in pertinent part, that: "For the services to be performed [under the de Brier Employment Agreement], Employee shall be compensated by Employer at the rate of not less than five hundred fifty-one thousand dollars ($551,000) per annum, payable semi-monthly." Finally, under the terms of each Employment Agreement, the Company may not unilaterally amend such Employment Agreement.

DISCUSSION

The Proposal requests that the Company's Board of Directors "eliminate all remuneration for any one of Management in amount above $500,000 per year." Accordingly, as each of the Employment Agreements provides for compensation in excess of $500,000, in order to implement the Proposal, the Company's Board of Directors would be required either to amend each of the Employment Agreements to provide for remuneration of less than the specified amount or to have the Company cease complying with its obligation to pay compensation in excess of $500,000 under the Employment Agreements. However, as the Company may not unilaterally amend the Employment Agreements, such amendments (in the absence of consent from the applicable counterparty, which consent has not been given) would result in a breach of the Employment Agreements under California law. Similarly, the Company's failure to perform its duties under the Employment Agreements would constitute an actionable breach under California law.

Under California law, to the extent that there exists a binding agreement between the parties, California courts have held that an employer cannot unilaterally modify that agreement. *See, e.g., Ferguson v Countrywide Credit Industries*, 298 F.3d 778 (9th Cir. 2002) (the court found that an employer cannot unilaterally modify an arbitration agreement which, by its terms, was modifiable only by an agreement in writing signed by the parties); *Martinez v. Master Protection Corporation*, 118 Cal. App. 4th 107 (2004) (the court held that, where the agreement requires the consent of both parties for a modification, the employer could not unilaterally modify the agreement); *Mercuro v. Superior Court*, 96 Cal. App. 4th 167 (2002) (same); *Stirlen v Supercuts, Inc.*, 51 Cal. App. 4th 1519 (1997) (same); and *Shaw v. Regents of the University of California*, 67 Cal. Rptr. 2d 850 (1997) (the court held that the University could not unilaterally amend its personnel policy with respect to the employee, as it formed a part of the employee's employment agreement).

In addition, it is well-settled under California law that the nonperformance of an obligation under a contract is a breach and monetary damages may be awarded. "The *wrongful*, i.e., the unjustified or unexcused, failure to perform a contract is a *breach*." 1 B.E. Witkin *Summary of California Law*: Contracts § 847; *see, e.g., Linden Partners v. Wilshire Linden Assoc.*, 62 Cal App. 4th 508 (1998) (the court stated that "[a]ny nonperformance of a duty under a contract when performance is due is a breach"); and *Erich v. Granoff*, 109 Cal. App. 3d 920 (1980) (the court noted that "[t]he unjustified failure of an obligor to perform a contract constitutes a breach of that contract"). Further, Section 3300 of the California Civil Code codifies the principle that a non-breaching party would be entitled to receive damages for the breach of a contractual obligation by the other party. Section 3300 provides, in part, that "[f]or the breach of an obligation arising from contract, the measure of damages, except where otherwise expressly provided by this Code, is the amount which will compensate the party aggrieved for all the detriment proximately caused thereby, or which, in the ordinary course of things, would be likely to result therefrom."

The Proposal seeks to compel the Company's Board of Directors either to amend each of the Employment Agreements or to have the Company cease complying with its obligation to pay the specified compensation under the Employment Agreements, each of which would constitute an actionable breach of contract under California law. As noted above, none of the Employment Agreements allows the Company to modify unilaterally the terms of such agreement. To do so would be a clear violation of the terms of the Employment Agreements. Likewise, by failing to perform its duties under the Employment Agreements, the Company would breach its contractual commitments to Messrs. Irani, Chazen and de Brier.

CONCLUSION

Based on our review of the cases and authorities discussed above and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that, if the Company's Board of Directors were to implement the Proposal by amending unilaterally each of the Employment Agreements or by requiring the Company to cease complying with its obligation to pay the specified compensation thereunder, then the Proposal as implemented would result in a breach of contract under California law.

This opinion is furnished only to you and is solely for your benefit in connection with the Proposal. Without our prior written consent, and except as set forth in the next sentence, this opinion may not be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by, or assigned to, any other person for any purpose. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

RECEIVED
2006 JAN -6 AM 11:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
December 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth St. NW.

Washington, DC 20549

Re Letter of Dec.21, 05 Rec'd 12/28/05
Occidental Petroleum Corporation

Ladies and Gentlemen:

The legal entity engaged by Occidental is challenging part of the supporting statement in my Proposal for Year 2006, and asks that the Staff concur. In the event such is approved, I will remove the challenged wording.

However, all companies reserve the right to explain their positions on a matter and I claim the same, it being necessary to explain why my Proposal is entered for their consideration. In order to enlighten them, I am showing the cause for my limitation request, and how excess remuneration was promoted by the Management itself by the removal of the "Against" box, and only in the vote for Directors. No explanation of why this started about 1975, and only now "Plurality" voting is challenged as being unconstitutional.

The half-million dollar limit is still a large remuneration to provide a fine living situation for anyone, and defeats that of those working a $7.00 to $9.00 an hour job

There are no "false and misleading" statements made, and I resent this part of claim. Neither are their any breach of contract claims, as all existing contracts can be honored till expiration, and then not renewed. My Proposal is not "vague and indefinite", as it is not my province to advise "how". Any competent and intelligent person can comply simply by reverting to cash salaries and eliminating all rights, options, SAR's programs, etc. The savings in not fulfilling such will be tremendous, and that time better spent in conducting the business affairs of the company. A secondary gain would be cutting the bulk of required information included in a Proxy to further ease understanding by shareowners.

Any Management that cannot comprehend a simple salary suggestion should step aside and make room for students who attend our many fine business collages .to work their way up the chain of succession. If Management remains entrenched till retirement, others are excluded from serving with their talents.

Counsel has been alerted several times by myself that the S.E.C. cannot be asked for personal discussion, and especially without inclusion of a Proponent.

1 page print limit. I will respond quickly, if any deletions as suggested be required. Sincerely,

Robert D. Morse

EXHIBIT

(ii) an instruction in bold-face type which indicates that the security holder may withhold authority to vote for any nominee by lining through or otherwise striking out the name of any nominee; or

(iii) designated blank spaces in which the security holder may enter the names of nominees with respect to whom the shareholder chooses to withhold authority to vote; or

(iv) any other similar means, provided that clear instructions are furnished indicating how the security holder may withhold authority to vote for any nominee.

...

When the Commission adopted amendments to Rule 14a-4 in 1979, the Commission specifically considered and rejected a requirement, similar to that contained in the Proposal, that proxy cards provide a space for shareholders to vote "against" nominees for directors. 1/ Instead the Commission determined to require that proxy cards provide a space for shareholders to withhold voting authority for directors. This is because in many jurisdictions directors are elected by a plurality vote. In a plurality vote, a vote "against" a director will have no effect. To provide shareholders a proxy card that indicates the shareholder may vote "against" a director, therefore, could mislead a shareholder into believing that a vote "against" a director will be given effect in the tabulation of votes cast. Recognizing this in amending Rule 14a-4, the Commission stated, "With respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to shareholders. Accordingly, the term 'withhold authority' has been substituted in the rule." 2/

NO THOUGHT OF "RIGHT OF DISSENT" BEING DENIED

1/ Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally, Release No. 34-16356 (November 21, 1979).

2/ *Id.* To address the situation where applicable state law gives effect to votes cast against a nominee, the Commission provided the following instruction to Rule 14a-4(b): "If applicable state law gives legal effect to votes cast against a nominee, then in lieu of, or in addition to, providing a means for security holders to withhold authority to vote, the issuer should provide a similar means for security holders to vote against each nominee." An opinion of Delaware counsel to the

CONFUSIN AND MISLEADING ?

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 16, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Occidental Petroleum Corporation
Incoming letter dated December 21, 2005

The proposal calls for Occidental to eliminate all remuneration for management in excess of $500,000 per year and to refrain from making severance contracts.

You have expressed your view that Occidental may exclude the proposal under rule 14a-8(i)(2) because it may cause Occidental to breach existing compensation agreements. It appears that this defect could be cured, however, if the proposal were revised to state that it applies only to compensation agreements made in the future. Accordingly, unless the proponent provides Occidental with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Occidental may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe Occidental may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser